Exhibit 99.1

**CERTIFICATION PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002 (18 U.S.C. SECTION 1350)**

In connection with the Quarterly Report of PACCAR Financial Corp. (the "Company") on Form 10-Q for the quarter ended June 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Mark C. Pigott, Chairman of the Company, certify, pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. section 1350), that to the best of my knowledge and belief:

(1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Mark C. Pigott
Mark C. Pigott
Chairman
(chief executive officer)
PACCAR Financial Corp.

August 9, 2002